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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                 SCHEDULE 13G
                                (RULE 13d-102)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13d-2(b)

                              (Amendment No. 8)*



                            SHILOH INDUSTRIES, INC.
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                               (Name of Issuer)



                    COMMON STOCK, PAR VALUE $.01 PER SHARE
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                        (Title of Class of Securities)


                                  824543 10 2
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                                (CUSIP Number)


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            (Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      [ ] Rule 13d-1(b)

      [ ] Rule 13d-1(c)

      [X] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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                                      13G
CUSIP NO. 824543 10 2

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    1   NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Dominick C. Fanello

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    2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]
                                                                        (b) [X]

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    3   SEC USE ONLY

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    4   CITIZENSHIP OR PLACE OF ORGANIZATION

        United States of America
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             NUMBER OF                5    SOLE VOTING POWER

              SHARES                       637,207
                                 -----------------------------------------------
           BENEFICIALLY               6    SHARED VOTING POWER

             OWNED BY                      175,406
                                 -----------------------------------------------
               EACH                   7    SOLE DISPOSITIVE POWER

             REPORTING                     637,207
                                 -----------------------------------------------
            PERSON WITH               8    SHARED DISPOSITIVE POWER

                                           175,406
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    9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        812,613 (see Item 4 herein)
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   10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
        SHARES*                                                              [ ]

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   11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

        5.5%
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   12   TYPE OF REPORTING PERSON*

        IN
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                         *SEE INSTRUCTION BEFORE FILLING OUT!

          This Amendment No. 8 (this "Amendment") amends and supplements Amendment No. 7 filed on February 9, 2001, as amended by Amendment No. 6 filed on February 14, 2000, as amended by Amendment No. 5 filed on February 16, 1999, as amended by Amendment No. 4 filed on February 17, 1998, as amended by Amendment No. 3 filed on February 14, 1997 as amended by Amendment No. 2 filed on February 14, 1996 as amended by Amendment No. 1 filed on February 14, 1995, which amended and supplemented the Schedule 13G filed on February 14, 1994 (the "Schedule 13G"), with the Securities and Exchange Commission (the "Commission") on behalf of certain of the signatories to the Stockholders Agreement, dated as of June 22, 1993, by and among the stockholders listed therein and Shiloh Industries, Inc., a Delaware corporation (the "Company"), as amended by the First Amendment to the Stockholders Agreement, dated as of March 11, 1994 (the "Stockholders Agreement"), as terminated pursuant to the Termination of Stockholders Agreement, dated as of May 29, 2001, by and among the Company, MTD Products Inc. and the Stockholders named therein (the "Termination Agreement").

ITEM 1.

          (a)   Name of Issuer: Shiloh Industries, Inc.

          (b)   Address of Issuer's Principal Executive Offices:

                    Suite 202, 103 Foulk Road
                    Wilmington, Delaware 19803

ITEM 2.

          (a)-(e). Pursuant to Rule 13d-1(k)(1)-(2) of Regulation 13D-G of the General Rules and Regulations under the Securities and Exchange Act of 1934 (the "Exchange Act"), this Amendment is filed on behalf of Dominick C. Fanello (the "Reporting Person") who, pursuant to Rule 13d-5(b)(1), along with certain individuals and corporations (the "Non-Reporting Persons") identified below, may have been deemed as a group to have acquired beneficial ownership of the Common Stock, par value $.01 per share (the "Common Stock"), of the Company as a result of the Reporting Person and the Non-Reporting Persons becoming signatories to the Stockholders Agreement. As of May 2001, pursuant to the Termination Agreement, the parties mutually agreed to terminate the Stockholders Agreement. Because the Reporting Person and the Non-Reporting persons may have been deemed a group solely as a result of the terms of the Stockholders Agreement, such group is dissolved due to the Termination Agreement. The Termination Agreement is incorporated herein by reference to Exhibit 4.5 of the Company's Annual Report on Form 10-K for the fiscal year ended October 31, 2001.

          Neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Person that a group exists within the meaning of the Exchange Act.

          The residential address of the Reporting Person is:
                      2521 Hanley Road, Lucas, OH 44843

          The names and the residential addresses of the individual Non-Reporting Persons are listed below.

    NAME                                         ADDRESS
----------------------------------------------------------
James C. Fanello            2577 East Hanley Road
                            Lucas, OH 44843

Robert L. Grissinger        2035 Greenbriar Drive
                            Mansfield, OH 44907

Robert E. Sutter            51A Rome-Greenwhich Road
                            Shiloh, OH 44878

Rose M. Fanello             2521 Hanley Road
                            Lucas, OH 44843

Kathleen M. Fanello         2577 East Hanley Road
                            Lucas, OH 44843

                                       3
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          All of the individuals listed below are citizens of the United States of America. The Reporting Person and each Non-Reporting Person beneficially owns shares of Common Stock, CUSIP No. 824543 10 1.

          The names and principal business address of the corporations which are Non-Reporting Persons is as set forth below. Certain of these corporations may be deemed to share beneficial ownership of the Common Stock as trustees of trusts that were signatories to the Stockholders Agreement.

          MTD Products Inc is organized under the laws of the State of Ohio. The principal executive offices of MTD Products Inc are located at 5965 Grafton Road, Valley City, Ohio 44280.

          The Richland Bank acts as trustee for the Dominick C. Fanello Trust and the Rose M. Fanello Trust. The address of The Richland Bank is 3 North Main Street, Mansfield, Ohio 44902. The Richland Bank, as trustee, was a party to the Stockholders Agreement and may have been deemed to beneficially own shares of Common Stock in such fiduciary capacity.

          KeyBank, National Association acts as trustee for the James C. Fanello Trust and the Kathleen M. Fanello Trust. The address of KeyBank is 42 North Main Street, Mansfield, Ohio 44902. KeyBank, as trustee, was a party to the Stockholders Agreement and may have been deemed to beneficially own shares of Common Stock in such capacity.

ITEM 3.   If This Statement is Filed Pursuant to Rules 13d-1(b), or 13d-2(b) or
          (c), Check Whether the Person Filing is a :

          Not applicable.

ITEM 4.   Ownership.

          Item 4 of the Schedule 13G hereby is amended by deleting such Item 4 in its entirety and replacing it with the following:

          (a)-(c). Although the Reporting Person and each Non-Reporting Person disclaims beneficial ownership of any shares of Common Stock beneficially owned by each Non-Reporting Person, pursuant to the Exchange Act and the regulations thereunder, the Reporting Person and the Non-Reporting Persons may have been deemed as a group to have acquired beneficial ownership of the Common Stock, subject to the terms of the Stockholders Agreement, which was terminated on May 29, 2001.

          The Reporting Person has, as of December 31, 2001, sole or shared power to vote or to direct the vote and sole or shared power to dispose or to direct the disposition of the Common Stock as follows:

          Dominick C. Fanello. Mr. D. Fanello has 637,007 shares of Common Stock currently held by The Richland Bank, as trustee for the Dominick C. Fanello Grantor Retained Annuity Trust U/A. Under the terms of the Trust Agreement, dated as of November 20, 2001, the trustee has sole voting and dispositive power with respect to the shares held by the trust. Mr. D. Fanello also has the sole power to vote and to dispose of 200 shares of Common Stock he holds as custodian for two minor grandchildren. Mr. D. Fanello is the husband of Rose M. Fanello; consequently, Mr. D. Fanello may be deemed to have shared voting and dispositive power with respect to the 174,616 shares of Common Stock beneficially owned by his wife pursuant to the Rose M. Fanello Grantor Retained Annuity Trust U/A, which are also held by The Richland Bank, as trustee, who has sole voting and dispositive power with respect to the shares held by such trust and 790 shares owned of record by his wife. Collectively, these 812,613 shares of Common Stock constitute approximately 5.5% of the outstanding Common Stock of the Company.

          Except as otherwise indicated, each Non-Reporting Person named in response to Item 2 hereof has, as of December 31, 2001, sole or shared power to vote or to direct the vote and sole or shared power to dispose or to direct the disposition of the Common Stock as follows:

          Rose M. Fanello. Ms. Fanello has 174,616 shares of Common Stock that are currently held by The Richland Bank, as trustee for the Rose M. Fanello Grantor Retained Annuity Trust U/A. Under the terms of the Trust Agreement, dated as of November 20, 2001, the trustee has sole voting and dispositive power with respect to the shares held by the trust. Ms. Fanello also has 790 shares of Common Stock owned of record. Collectively, these shares constitute approximately 1.2% of the outstanding Common Stock of the Company. Ms. Fanello is the wife of Dominick C. Fanello, consequently Ms. Fanello may be deemed to have shared voting and dispositive power with respect to 637,007 of the shares of Common Stock beneficially owned by her husband pursuant to the Dominick C.

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Fanello Grantor Retained Annuity Trust U/A, which are also held by The Richland
Bank, as trustee, who has sole voting and dispositive power with respect to the shares held by such trust and the 200 shares of Common Stock held by her husband as custodian. Ms. Fanello disclaims beneficial ownership of these 637,207 shares.

          James C. Fanello. Mr. J. Fanello has the sole power to vote and to dispose of 637,007 shares of Common Stock that are currently held by KeyBank, as trustee for the James C. Fanello Trust, due to an immediate right to revoke such trust. Mr. J. Fanello currently shares dispositive power with the trustee as to the 637,007 shares held by the trust. In addition, Mr. J. Fanello owns 766 shares of Common Stock through his participation in the Company's defined contribution benefit plans. Mr. J. Fanello is the husband of Kathleen M. Fanello; consequently, Mr. Fanello may be deemed to have shared voting and dispositive power with respect to the 170,139 shares owned by his wife. Collectively, these 807,912 shares of Common Stock constitute approximately 5.5% of the outstanding Common Stock of the Company.

          Kathleen M. Fanello. Ms. Fanello has the sole power to vote and to dispose of 170,139 shares of Common Stock that are currently held by KeyBank, as trustee for the Kathleen M. Fanello Trust, due to an immediate right to revoke such trust, which constitutes approximately 1.1% of the outstanding Common Stock. Ms. Fanello currently shares dispositive power with the trustee as to the 170,139 shares held by the trust. Ms. Fanello is the wife of James C. Fanello; consequently, Ms. Fanello may be deemed to have shared voting and dispositive power with respect to 637,773 of the shares beneficially owned by her husband. Ms. Fanello disclaims beneficial ownership of these 637,773 shares.

          Robert L. Grissinger. Mr. Grissinger has the sole power to vote and to dispose of 301,549 shares of Common Stock. Collectively, these 301,549 shares of Common Stock constitute approximately 2.0% of the outstanding Common Stock of the Company.

          Robert E. Sutter. Mr. Sutter has the sole power to vote and to dispose of 215,149 shares of Common Stock. Mr. Sutter may be deemed to have shared voting and dispositive power with respect to 1,500 shares of Common Stock owned by his spouse. These 216,649 shares of Common Stock constitute approximately 1.5% of the outstanding Common Stock of the Company.

          MTD Products Inc. MTD Products Inc has the sole power to vote and to dispose of 7,300,866 shares of Common Stock. In addition, MTD Products Inc shares dispositive power with the MTD Products Inc. Master Employee Benefit Trust, a trust fund established and sponsored by MTD, with respect to 1,104,400 shares beneficially owned by the fund. Collectively, these 8,405,266 shares of Common Stock constitute approximately 56.8% of the outstanding Common Stock of the Company.

          The Richland Bank. As trustee for the Dominick C. Fanello Grantor Retained Annuity Trust U/A and the Rose M. Fanello Grantor Retained Annuity Trust U/A, The Richland Bank may be deemed to have sole power to vote and to dispose of an aggregate of 811,623 shares of Common Stock, which constitutes approximately 5.5% of the outstanding Common Stock. The Bank disclaims beneficial ownership of these shares.

          KeyBank, National Association. As trustee for the James C. Fanello Trust and the Kathleen M. Fanello Trust, KeyBank may be deemed to have the sole power to vote and shared power to dispose of an aggregate of 807,146 shares of Common Stock, which constitutes approximately 5.5% of the outstanding Common Stock. KeyBank disclaims beneficial ownership of these shares.

ITEM 5.   Ownership of Five Percent or Less of a Class.

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [_].

          Due to the Termination Agreement, the Following Non-Reporting persons have ceased to be the beneficial owner of more than five percent of the class of securities:
          Robert L. Grissinger
          Robert E. Sutter
          Rose M. Fanello
          Kathleen M. Fannelo

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ITEM 6.  Ownership of More than Five Percent on Behalf of Another Person.

         See Response to Item 4.

ITEM 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

         Not Applicable.

ITEM 8.  Identification and Classification of Members of the Group.

         Not Applicable.

ITEM 9.  Notice of Dissolution of Group.

         As discussed in the response to Items 2, 4 and 5 hereof, due to the Termination Agreement, further filings with respect to transactions in the security reported on the Schedule 13G, as amended, will be filed, if required, by former members of the stockholders group in their individual capacity.

ITEM 10. CERTIFICATION

         Not Applicable.

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                                   SIGNATURE
                                   ---------

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2002               By: /s/ Michael W. Donahoe
                                           -------------------------------------
                                       Name: Michael W. Donahoe*
                                       Attorney-in-Fact for the Reporting Person

* The Power of Attorney authorizing Michael W. Donahoe to act on behalf of the above listed party is attached as EXHIBIT 24.1 to Amendment No. 6 of this
Schedule 13G/A.

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                                 EXHIBIT INDEX

                              Exhibit Description
                              -------------------

Termination Agreement, dated as of May 29, 2001, by and among the Company, MTD Products Inc. and the stockholders named therein is incorporated herein by reference to Exhibit 4.5 of the Company's Annual Report on Form 10-K for the fiscal year ended October 31, 2001 (Commission File No. 0-21964).

                                       8